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                              January 22, 2024

       Andrew Kuhn
       Managing Member
       Focused Compounding Fund, LP
       3838 Oak Lawn Avenue, Suite 1000
       Dallas, TX 75219

                                                        Re: Focused Compounding
Fund, LP
                                                            Parks! America,
Inc.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A filed January 19, 2024
                                                            by Focused
Compounding Fund, LP, Andrew Kuhn, Geoff Gannon and James
                                                            Ford
                                                            File No. 000-51254

       Dear Andrew Kuhn:

              We have reviewed your January 18, 2024 response to our comment letter and the revised preliminary proxy statement filed on January 19, 2024 and have the following comments.

              Please respond to this letter by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 12, 2024 letter.

       Revised Preliminary Proxy Statement on Schedule 14A

       Proposal No. 2 Removal Proposal, page 5

   1. We note your response to prior comment 1. Please revise the first sentence of the last paragraph of the
section entitled    The Focused Nominees    to conform to your response.
                                                        In addition, since
approval of the Removal Proposal is not conditioned upon approval of the Bylaw Amendment
Proposal, please provide disclosure in the appropriate section of the proxy statement to
explain what would happen if the Removal Proposal was approved but the Bylaw Amendment
Proposal was not. In such a scenario, it appears that
                                                        shareholders would lack
the authority to elect successor directors to fill resulting vacancies. Were that to
occur, please disclose whether the removed directors would have the authority under
current section 4.7 of the Bylaws to elect their successors, and if not,
 Andrew Kuhn
Focused Compounding Fund, LP
January 22, 2024
Page 2
      the resulting impact on the Board   s composition. Alternatively,
disclose in all relevant
      sections, if true, that Proposals 2, 3 and 4 are cross-conditioned on each other.
Proposal No. 3 Bylaw Amendment Proposal, page 5

2. The Bylaw Amendment Proposal notes that vacancies on the Board may be filled by the remaining directors by majority vote. Please disclose in this section the voting standard applicable to a vote by shareholders to fill vacancies on the Board. Current disclosure
      describing the proposal only states that    shareholders shall also have
the right, along with
      the Board, to elect successors       and the Bylaw Amendment itself only
refers to a    vote
      of shareholders.    Disclosure on page 8 under the section entitled
Election Proposal
      discloses the voting standard to approve the current Election Proposal, but it does not indicate whether such standard applies in future scenarios where Board vacancies are created by shareholders successfully voting to remove directors.
3. We note your response to prior comment 2. Given the revised disclosure that both shareholders and the Board would have the power to fill vacancies, please disclose the outcome, in both the current solicitation and in future situations, resulting from the scenario where the shareholders and Board vote for different directors to fill the vacancies. Specify whose vote would control. Please also disclose whether, assuming the
      Removal Proposal is approved, the removed directors will have the right to vote to fill the
      Board   s vacancies. If the removed directors will not have such right, please disclose the
      outcome resulting from the approval of the Removal Proposal and the lack of approval of the Bylaw Amendment Proposal and the Election Proposal. For example, disclose how the vacant Board would be filled, or alternatively, if true, disclose that Proposals 2, 3 and
      4 are cross-conditioned on each other.
Quorum; Broker Non-Votes; Discretionary Voting, page 8

4. Please supplement the disclosure in this section to clarify, consistent with the last sentence of the first paragraph on page 9, that the filing persons do not expect to receive any broker non-votes at the meeting.
      Please direct any questions to Perry Hindin at 202-551-3444.



                                                             Sincerely,
FirstName LastNameAndrew Kuhn
                                                             Division of
Corporation Finance
Comapany NameFocused Compounding Fund, LP
                                                             Office of Mergers
& Acquisitions
January 22, 2024 Page 2
cc:       Adam Finerman
FirstName LastName